SECOND QUARTER 2022 RESULTS STRONG OPERATIONAL RESULTS IMPROVED PROFITABILITY

2

Amsterdam, 4 August 2022 – VEON Ltd. (VEON) announces its results for the second quarter and half year ended 30 June 2022:

In 2Q22, VEON recorded USD 2,008 million in total revenues, representing +5.6% YoY growth in reported currency (+6.0% YoY in local currency). EBITDA was USD 913 million, increasing by +13.0% YoY in reported currency (+14.1% YoY in local currency). Capex of USD 382 million was 21.5% lower than in 2Q21, with a 3.5 p.p. decrease in capex intensity (21.5%). Total cash and cash equivalents were USD 2.3 billion, with USD 1.9 billion at the HQ level.

Kaan Terzioğlu commented on the results:

"Our second quarter results demonstrate the resilience and the success of VEON Group companies, as our 4G focus and digital operator strategy continued to deliver growth despite unprecedented geopolitical challenges. This quarter, our 4G users reached 50% of our customer base, moving closer to our target of 70% 4G penetration. More subscribers, higher 4G penetration and more digital services together with inflationary pricing and good cost management are driving solid revenue and EBITDA performance across our countries.

We continue to focus on our core priorities of protecting our people and delivering the essential humanitarian services of communication and connectivity. Our liquidity position is strong, with USD 2.3 billion in cash at the end of 2Q22, of which USD 1.9 billion was held at HQ level."

USD million	2Q22	2Q21	YoY reported	YoY local currency	1H22	1H21	YoY reported	YoY local currency
Total Revenue, of which:	2,008	1,902	5.6%	6.0%	3,831	3,731	2.7%	7.9%
- Total service revenue	1,889	1,764	7.1%	7.5%	3,565	3,458	3.1%	8.2%
- Mobile data revenue	733	657	11.6%	15.5%	1,399	1,279	9.4%	16.3%
EBITDA	913	808	13.0%	14.1%	1,686	1,615	4.4%	9.9%
Net income/(loss)	183	127	43.5%		86	265	(67.3%)	
Net income/(loss) attr. to VEON shareholders	135	101	34.0%		(5)	230	n.m.	
Capex	382	487	(21.5%)		750	879	(14.7%)	
Capex intensity	21.5%	25.0%	(3.5p.p.)					
Equity Free Cash Flow	17	40	(57.9%)		(9)	86	n.m.	
Licenses payments	(266)	(12)	n.m.		(301)	(75)	n.m.	
Equity Free Cash Flow (after licenses)	(249)	29	n.m.		(310)	10	n.m.	
Total mobile customers (millions)	203.7	198.4	2.7%					
4G users (millions)	101.9	85.5	19.2%					
4G subscriber base penetration, %	50.0%	43.1%	6.9p.p.					
Fixed-line broadband customers (millions)	4.7	4.6	3.2%

3 2Q22 HIGHLIGHTS USD 2,008 million Revenue +5.6% YoY +6.0% YoY in local currency Service revenue +7.1% YoY +7.5% YoY in local currency Capex -21.5% YoY USD 1,889 million USD 382 million Net income +43.5% YoY USD 183 million Total cash and cash equivalents USD 1.9 billion at HQ USD 2.3 billion Mobile customers +2.7% YoY 4G users +19.2% YoY 50.0% penetration 102 million 204 million EBITDA +13.0% YoY +14.1% YoY in local currency USD 913 million

4 GROUP PERFORMANCE 5 KEY RECENT DEVELOPMENTS 8 KEY FINANCIAL DATA 9 COUNTRY PERFORMANCE 12 CONFERENCE CALL INFORMATION 19 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 20 DISCLAIMER 21 ATTACHMENTS 23 CONTENTS

2 For 2Q22, VEON reported growth in both reported and local currency revenue and EBITDA, with a 3 p.p. increase in EBITDA margin and Group cash and cash equivalents balance of USD 2.3 billion as of 30 June 2022. Group revenues increased by 5.6% YoY in reported currency terms (+6.0% in local currency). Growth in mobile data revenue, up 11.6% in reported currency terms (+15.5% in local currency), was a key driver of the strong Group revenue performance. Non telecom related revenues in Russia, constituted 8.0% of total Group reported revenue. We delivered balanced growth in the quarter as we expanded our customer base while increasing ARPU. We also continued to implement our policy of inflationary pricing to respond to higher inflation, which was observed across most of our markets, impacted in particular by both the availability and cost of utilities. In Ukraine, Kyivstar’s revenues decreased 2.0% YoY in reported currency (+3.9% in local currency) as the team continued to deliver on keeping the country connected, with our radio network operating at 90% availability. Kyivstar’s 4G customer base grew 11.9% YoY, and our customers consumed more data, with a growth in usage of 26.9% YoY. Russia reported a 2Q22 revenues increase of 12.2% YoY in reported currency (-0.8% YoY in local currency). The strengthening of the Russian ruble against USD in 2Q22 supported the growth in reported financial performance. 2Q22 mobile service revenue was up 2.7% YoY in local currency, as demand for data was 20.9% higher YoY, driving mobile data revenue growth of 6.2% YoY in local currency. Pakistan revenues decreased 12.1% YoY in reported currency (+11.1% YoY in local currency), driven by strong growth in data revenue, despite the negative impact of the increase in withholding tax from 10% to 15% on 16 January 2022 and the reduction in mobile termination rates. Excluding the impact of the SIM tax reversal last year, revenue in Pakistan grew 13.7% YoY in local currency. The weakness in the Pakistani rupee negatively impacted reported growth rates. In Kazakhstan, revenues increased 16.3% YoY in reported currency (+20.2% in local currency), another quarter of strong growth as Beeline Kazakhstan continues to execute its digital operator strategy. This was the fifth consecutive quarter of local-currency revenue growth above 20%. In Uzbekistan, revenues increased 18.7% YoY in reported currency (+25.2% in local currency), a second consecutive quarter of local-currency revenue growth above 20%, supported by new digital operator offerings introduced in the previous quarter. Group EBITDA grew by 13.0% YoY in 2Q22 in reported currency terms (+14.1% in local currency). In Russia, EBITDA increased 26.7% YoY in reported currency (+11.6% in local currency), marking the fifth consecutive quarter of growth. EBITDA in Pakistan declined 5.4% YoY in reported GROUP PERFORMANCE IGHLIGHTS:

6 currency (+19.8% YoY in local currency) and in Kazakhstan, EBITDA grew 23.0% in reported currency terms (+26.9% in local currency). In Ukraine, EBITDA was down 10.2% in reported currency (-4.8% YoY in local currency) in 2Q22. Group EBITDA was impacted by a number of extraordinary non-recurring items in 2Q22 and in 2Q21 as noted in the Country Performance section. Excluding all these extraordinary one-off items, Group EBITDA increased 10.7% YoY in local currency. Group EBITDA margin increased by 3.0 percentage points YoY and reached 45.4% in 2Q22 as we remain focused on implementing planned cost-efficiency measures across the business. In 2Q22, we reported healthy growth of 2.7% YoY in our subscriber base. The Group continued to focus on the overall customer experience in our 4G networks. This supported the 19.2% YoY increase in our 4G users, which reached 101.9 million, adding 16.4 million users over the previous 12 months. 4G subscribers now account for 50.0% of our total subscriber base, up 6.9 p.p. from a year ago. On the back of our growing 4G penetration, we have been able to expand our digital operator offerings in our operations. This has driven the growth of our multiplay customer base (+25.0% YoY) which reached 30.7 million during 2Q22, with ARPU 4 times higher and having 3 times lower churn than single play voice-only customers. Our financial services business in Pakistan, JazzCash, ended the quarter with 16.2 million MAUs, a rise of 36.8% YoY. In Bangladesh, our streaming business, Toffee, reached 6.8 million MAUs (+36.8% YoY) in 2Q22. Group capex was USD 382 million, with capex intensity of 21.5%, driven in particular by increased network investments in Bangladesh and Uzbekistan, in line with our growth strategy. We closed the quarter with total cash of USD 2.3 billion, including USD 1.9 billion at the HQ level. All our operations are primarily self-funding without any funding requirement from the HQ.

7 NOTICE TO READERS: IMPACT OF THE CONFLICT BETWEEN RUSSIA AND UKRAINE VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, the comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may have a material impact on the Company’s operations and business plans in Russia and Ukraine. We will continue to assess the need for potential impairment charges.

8 RUSSIA AND UKRAINE CONFLICT The current geopolitical situation and conflict surrounding Russia and Ukraine has the potential to adversely affect our operations. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the escalating confrontation and any resulting increase of tensions between Russia, and the United States, United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution, and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. LIQUIDITY UPDATE On 25 May 2022, VEON announced that its total cash and cash equivalents had increased to approximately USD 2.4 billion (USD 2.3 billion as of 30 June 2022), including the equivalent of USD 1.8 billion (USD 1.9 billion as of 30 June 2022) USD- and EUR-denominated cash and cash equivalents held by its headquarters in Amsterdam. ALGERIA PUT OPTION On 28 June 2022, VEON signed the deal and definitive documents related to the execution of its Algeria put option. The final closing of the transaction will be on receipt of the cash settlement, USD 682 million, by VEON. SALE OF GEORGIAN OPERATIONS On 8 June 2022, VEON announced that it had completed the sale of VEON Georgia LLC, VEON’s operating subsidiary in Georgia, to VEON’s former local partner. The sale of our Georgian operations is in line with VEON’s long-held ambition to simplify the Group’s structure. The transaction value of USD 45 million is equal to a 2021 EBITDA multiple (pre–IFRS 16) of 3.5x. VEON MAKES USD 15M INVESTMENT IN DASTGYR On 14 June 2022, VEON announced that the Group’s VEON Ventures division had completed a USD 15 million investment as part of the USD 37 million Series A round for Dastgyr (acquisition of 14.96% stake), a Pakistan-based B2B e-commerce marketplace platform. This investment is the largest ever Series A round in Pakistan and will contribute to boosting Pakistan’s e-commerce market while also creating potential synergies with our JazzCash financial services platform. VEON SHAREHOLDERS ELECT NEW BOARD MEMBERS On 29 June 2022, VEON announced the results of the elections conducted at its Annual General Meeting. Shareholders elected three new members to the Company’s Board of Directors: Augie Fabela, Morten Lundal and Stan Miller. Shareholders also re-elected eight directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting. On 4 July 2022, the Company’s Board of Directors appointed Gunnar Holt as the new Chairman of the Board. VEON MANAGEMENT INCREASES OWNERSHIP On 11 July 2022, VEON announced the completion of management share transfers as part of the Group’s incentive program announced in February 2022. The shares were awarded as part of VEON’s Deferred Share Plan. This award represents a further step in aligning the executive team’s remuneration with the successful implementation of our digital operator strategy and long- term value creation for our shareholders. Following this transaction, Kaan Terzioglu holds 1,674,900; Serkan Okandan, 222,172; Michael Schulz, 145,715; Joop Brakenhoff, 92,572; and Alex Bolis, 64,286 ADR/ORDs. VEON’S BANGLALINK SIGNS TOWER SHARING AGREEMENT IN BANGLADESH On 03 August 2022, VEON announced that its subsidiary Banglalink has reached an agreement with Bangladesh Telecommunications Company Limited (BTCL) for a tower sharing initiative. Under the agreement, BTCL will share its tower infrastructures with Banglalink. The initiative will enhance Banglalink’s quality of services further by supporting its 4G expansion drive, ensuring energy- efficient operations and optimizing the use of Bangladesh’s national resources. KEY RECENT DEVELOPMENTS IGHLIGHTS:

9 ck market notification that their VEON shareholding had increased to above 5%. On 31 March 2022, Shah Capital Management (Raleigh, NC, US) filed a stock market notification stating that their VEON shareholding had increased to 2.87%, or 50.1 million shares. INCOME STATEMENT USD million 2Q22 2Q21 YoY reported YoY local currency 1H22 1H21 YoY reported YoY local currency Total revenue 2,008 1,902 5.6% 6.0% 3,831 3,731 2.7% 7.9% Service revenue 1,889 1,764 7.1% 7.5% 3,565 3,458 3.1% 8.2% EBITDA 913 808 13.0% 14.1% 1,686 1,615 4.4% 9.9% EBITDA margin 45.4% 42.5% 3.0p.p. 44.0% 43.3% 0.7p.p. Depreciation, amortization, impairments and other (544) (452) (20.1%) (1,453) (901) (61.3%) EBIT (Operating profit) 369 355 3.8% 233 714 (67.4%) Financial (expenses) / income (216) (153) (40.5%) (386) (315) (22.6%) Net foreign exchange gain / (loss) and others 61 1 >100% 172 11 >100% Other non operating gains / (losses) (12) 2 n.m. 1 7 (86.8%) Profit / (Loss) before tax from continued operations 203 205 (1.0%) 20 417 (95.2%) Income tax (expense) / benefit (81) (85) 4.8% (55) (172) 68.0% Profit / (Loss) from discontinued operations 61 8 >100% 122 20 >100% Profit / (Loss) for the period 183 127 43.5% 86 265 (67.3%) - Of which Profit / (Loss) attributable to non-controlling interest 48 27 79.3% 92 35 >100% - Of which Profit / (Loss) attributable to VEON shareholders 135 101 34.0% (5) 230 n.m. Note: The Algerian operations do not contribute to the comparison base or the actual reported numbers, other than in net income (for further discussion of adjustments made for one-off and nonrecurring items, see “Nonrecurring items that affect year-on-year comparisons,” on page 20). Depreciation, amortization, impairments and other increased by 20.1% YoY to USD 544 million, primarily impacted by Russia, where the key contributor during 2Q22 was YoY Russian ruble appreciation against US dollar; additionally, a loss of USD 30 million was recognized in 2Q22 from the sale of VEON’s Georgia operations due to the write-off of net assets (USD 35 million) and cumulative translation losses (USD 40 million) against sale proceeds (USD 45 million). Net financial expenses increased YoY mainly due to the increase in the average cost of debt to 7.0% (+91 bps YoY), which was the result of higher interest rates for RUB- and PKR-denominated debt owing to the generally higher interest rates for those currencies and increased lease expenses. Income tax expense decreased 4.8% YoY to USD 81 million; this decline was mainly driven by the reversal of the withholding tax on dividends provided for as a deferred tax during 2021. In addition, provisions for certain tax contingencies in operating subsidiaries have been released. The Group recorded net income for the period of USD 183 million, a 43.5% increase YoY. This was positively impacted by increased mobile service revenues during the quarter, primarily in Russia and Kazakhstan. The increase in Russia was impacted by the Russian ruble appreciation against US dollar during the quarter, contributing to higher revenues in USD terms. KEY FINANCIAL DATA IGHLIGHTS:

10

BALANCE SHEET

USD million	2Q22	1Q22	QoQ	2Q21	YoY
Total assets	**17,694**	**14,522**	**21.8%**	**14,753**	**19.9%**
Cash and cash equivalents	2,339	1,977	18.3%	1,192	96.3%
Working capital	1,529	1,331	14.8%	1,406	8.7%
Fixed assets	10,160	7,945	27.9%	8,781	15.7%
Goodwill	1,255	953	31.8%	2,685	(53.2%)
Other assets	2,411	2,315	4.1%	690	>100%
Total Liabilities	**16,131**	**13,372**	**20.6%**	**13,527**	**19.2%**
Working Capital liabilities	3,148	2,991	5.2%	3,196	(1.5%)
Debt	12,380	9,778	26.6%	9,854	25.6%
Other liabilities	603	603	0.1%	477	26.4%
Total equity	**1,563**	**1,150**	**36.0%**	**1,227**	**27.5%**
Total liabilities and equity	**17,694**	**14,522**	**21.8%**	**14,753**	**19.9%**
Gross debt of which	**12,256**	**9,661**	**26.9%**	**9,703**	**26.3%**
Bonds and loans	8,671	7,063	22.8%	7,645	13.4%
Cash pooling	3	0	n.m.	13	(76.8%)
Lease Liabilities	3,582	2,598	37.9%	2,045	75.2%
Net debt	**9,969**	**7,780**	**28.1%**	**8,634**	**15.5%**
Net debt/LTM EBITDA	2.93x	2.36x	0.57x	2.71x	0.22x
Net debt excluding leases	**6,403**	**5,240**	**22.2%**	**6,615**	**(3.2%)**
Net debt excluding leases/LTM EBITDA	2.25x	1.87x	0.38x	2.41x	(0.16x)

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Total equity increased by USD 413 million QoQ in 2Q22, which was supported by strong operational performance across our key markets, in particular Russia, Pakistan, Kazakhstan and Uzbekistan. The stabilization and appreciation of the Russian ruble also had a positive impact on equity, which was partially offset by the devaluation of the Pakistani rupee in the quarter.

Gross debt increased to USD 12,256 million in 2Q22, compared with USD 9,661 million in 1Q22. The increase in gross debt was also affected by appreciation of the Russian ruble against the US dollar, resulting in higher reported currency levels of RUB-denominated bonds, bank loans and lease liabilites. The increase was further driven by new drawdowns under debt facilities, including USD 543 milion under VEON's Revolving Credit Facility.

Net debt and Net debt excluding leases increased in the quarter to USD 9,969 million and to USD 6,403 million respectively, resulting in a net debt/EBITDA ratio of 2.93x and 2.25x respectively. The increase in debt was mainly due to the Russian ruble appreciation against the US dollar mentioned above.

Total cash and cash equivalents increased to approximately USD 2.3 billion, including the equivalent of USD 1.9 billion USD- and EUR-denominated cash and cash equivalents held by VEON's headquarters (HQ) in Amsterdam. In addition to the USD- and EUR-denominated cash and cash equivalents, VEON HQ has a limited amount of RUB-denominated cash to cover its upcoming coupon payments under its RUB notes. The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks from the European Union, the United States and Japan.

11

CASH FLOW

USD million	2Q22	2Q21	YoY change	1H22	1H21	YoY change
EBITDA	913	808	105	1,686	1,615	71
Movements in Working Capital	(28)	(40)	12	(106)	(102)	(4)
Movements in provisions	(8)	(3)	(6)	9	2	7
Net tax paid	(96)	(67)	(29)	(183)	(132)	(51)
Cash capex	(457)	(431)	(25)	(926)	(906)	(21)
Disposal of capital assets	1	5	(4)	11	7	4
Other movements in operating cash flows	36	21	15	58	50	8
Unlevered Free Cash Flow	361	292	68	550	535	15
Net interest	(228)	(169)	(59)	(360)	(299)	(62)
Lease liabilities payments	(116)	(83)	(33)	(199)	(151)	(48)
Equity Free Cash Flow	17	40	(23)	(9)	86	(95)
License payments	(266)	(12)	(254)	(301)	(75)	(226)
Equity Free Cash Flow (after licenses)	(249)	29	(277)	(310)	10	(321)

Note: Cash flow numbers include the impact of the Algerian business

Equity Free Cash Flow decreased in the quarter to USD 17 million, impacted by a marked YoY increase in both net interest and lease liability payments.

COUNTRY PERFORMANCE

KEY FIGURES BY COUNTRIES

USD million	2Q22	2Q21	YoY reported	YoY local currency	1H22	1H21	YoY reported	YoY local currency
Total revenue	**2,008**	**1,902**	**5.6%**	**6.0%**	**3,831**	**3,731**	**2.7%**	**7.9%**
Ukraine	252	257	(2.0%)	3.9%	528	502	5.1%	9.4%
Russia	1,053	939	12.2%	(0.8%)	1,910	1,859	2.8%	2.4%
Pakistan	325	370	(12.1%)	11.1%	664	718	(7.5%)	10.1%
Kazakhstan	160	137	16.3%	20.2%	301	265	13.6%	20.1%
Bangladesh	148	140	6.3%	11.1%	293	275	6.6%	9.8%
Uzbekistan	56	47	18.7%	25.2%	109	92	18.1%	23.9%
Georgia	7	9	(19.8%)	(27.2%)	17	17	(0.6%)	(8.0%)
Kyrgyzstan	12	10	16.2%	12.1%	22	20	10.1%	11.0%
HQ and Eliminations	(6)	(8)	32.0%		(13)	(17)	20.5%	
Service revenue	**1,889**	**1,764**	**7.1%**	**7.5%**	**3,565**	**3,458**	**3.1%**	**8.2%**
Ukraine	251	256	(2.0%)	3.9%	525	499	5.1%	9.3%
Russia	972	839	15.9%	2.4%	1,725	1,660	3.9%	3.2%
Pakistan	296	340	(13.1%)	10.0%	602	658	(8.6%)	8.9%
Kazakhstan	155	134	15.8%	19.6%	291	258	12.6%	19.1%
Bangladesh	146	137	6.4%	11.2%	288	270	6.7%	9.9%
Uzbekistan	56	47	18.9%	25.4%	109	92	18.3%	24.1%
Georgia	7	9	(19.8%)	(27.2%)	17	17	(0.6%)	(8.0%)
Kyrgyzstan	12	10	16.8%	12.7%	22	20	10.5%	11.4%
HQ and Eliminations	(6)	(8)	31.4%		(13)	(16)	20.3%	
EBITDA	**913**	**808**	**13.0%**	**14.1%**	**1,686**	**1,615**	**4.4%**	**9.9%**
Ukraine	156	173	(10.2%)	(4.8%)	326	340	(4.0%)	(0.2%)
Russia	449	355	26.7%	11.6%	776	715	8.5%	7.2%
Pakistan	152	161	(5.4%)	19.8%	310	317	(2.1%)	16.7%
Kazakhstan	88	72	23.0%	26.9%	154	138	11.9%	18.6%
Bangladesh	56	56	(1.1%)	3.3%	111	112	(0.8%)	2.2%
Uzbekistan	45	18	153.3%	165.6%	72	40	79.0%	87.5%
Georgia	4	5	(26.1%)	(32.7%)	7	8	(3.7%)	(11.0%)
Kyrgyzstan	6	13	(56.5%)	(57.7%)	9	16	(42.8%)	(42.3%)
HQ and Eliminations	(43)	(45)	4.0%		(81)	(71)	(14.2%)	
EBITDA Margin	**45.4%**	**42.5%**	**3.0p.p.**		**44.0%**	**43.3%**	**0.7p.p.**

13

UKRAINE

Focus on operational continuity while supporting our customers

UAH million	2Q22	2Q21	YoY	1H22	1H21	YoY
Total revenue	**7,370**	**7,094**	**3.9%**	**15,244**	**13,936**	**9.4%**
EBITDA	**4,555**	**4,783**	**(4.8%)**	**9,426**	**9,441**	**(0.2%)**
EBITDA margin	61.8%	67.4%	(5.6p.p.)	61.8%	67.7%	(5.9p.p.)
Capex	1,032	1,462	(29.4%)	1,692	2,539	(33.4%)
Capex intensity	15.7%	17.9%	(2.3p.p.)			
Mobile						
Total operating revenue	6,891	6,597	4.5%	14,229	12,954	9.8%
Service revenue	6,891	6,597	4.5%	14,229	12,954	9.8%
Data revenue	3,980	3,946	0.9%	8,303	7,783	6.7%
Customers (mln)	24.8	25.9	(4.3%)			
Data customers (mln)	16.6	17.4	(4.4%)			
4G smartphone users (mln)	16.9	16.0	5.3%			
4G users (mln)	11.6	10.3	11.9%			
ARPU (UAH)	90	84	6.6%			
MOU (min)	567	620	(8.6%)			
Data usage (GB/user)	7.9	6.2	26.9%			
4G coverage	93%	89%	4.5p.p.			
Fixed-line						
Total operating revenue	449	464	(3.2%)	932	914	2.0%
Service revenue	449	464	(3.2%)	932	914	2.0%
Broadband revenue	266	295	(9.8%)	563	586	(3.8%)
Broadband customers (mln)	1.2	1.2	(0.4%)			
Broadband ARPU (UAH)	75	85	(11.8%)			

Kyivstar remains focused on sustaining its network and putting its customers first. In 2Q22, customers continued to see the benefits from airtime and data bundles, including the "roam like home" offer to ensure that people remain connected.

Total revenue increased by 3.9% YoY in 2Q22. Mobile service revenue increased 4.5% YoY as a result of a higher number of 4G users and 26.9% growth YoY in data consumption. Fixed-line service revenue decreased by 3.2% YoY, due to increasing mobility of customers.

EBITDA decreased by 4.8% YoY, corresponding to an EBITDA margin of 61.8%, a decline of 5.6 p.p YoY. This was a strong result given declining gross margins and operational cost pressures, including a 43.0% YoY increase in utility prices. EBITDA was also impacted by further charitable donations and the staff support program, with UAH 149 million spent in 2Q22. Adjusted for these expenditures, Kyivstar EBITDA declined 1.7% YoY in 2Q22.

As a result of the remarkable effort by the Kyivstar team, the transition to 4G continued to accelerate: total 4G users increased by 1.3 million (+11.9% YoY) and now account for 46.6% of the total customer base. This expansion enabled a 6.6% YoY rise in ARPU. The increasing number of refugees leaving Ukraine impacted industry growth in the quarter, with more subscribers using local mobile providers in the countries where they are sheltering. Kyivstar saw a 4.3% YoY decline in its overall subscriber base.

Digital adoption and usage among Kyivstar's customer base continued. In 2Q22, users of Kyivstar TV increased by 84.9% YoY to more than 787,000 MAUs and the self-care app My Kyivstar had 3.1 million MAUs, a YoY increase of 2.8%.

Kyivstar's multiplay customer penetration reached 12.5%, and these users generated 19.9% of total revenue in the B2C segment, supporting higher mobile ARPU (+6.6% YoY).

Capex decreased by 29.4% YoY, and capex intensity declined by 2.3 p.p. YoY to 15.7%. The strategic priorities for Kyivstar's network investments remain business resilience and continuity of services. Since February, more than 4,100 repairs of base stations have been performed, and more than 30 kilometers of broken fiber-optic cable has been replaced. More than 90% of Kyivstar's radio network is still operational while cooperation with competitors on network sharing remains in force. We also continued the network rollout, as we upgraded 3,000 base stations to 4G and built about 230 new base stations across Ukraine.

Kyivstar decided to donate UAH 300 million as part of the Digital4Freedom initiative to the UNITED24 platform under the patronage of the President of Ukraine, becoming one of the first major Ukrainian companies supporting the digital restoration of Ukraine.

14

RUSSIA

Securing connectivity and quality for Beeline customers

RUB million	2Q22	2Q21	YoY	1H22	1H21	YoY
Total revenue	**69,054**	**69,596**	**(0.8%)**	**141,277**	**137,999**	**2.4%**
EBITDA	**29,339**	**26,298**	**11.6%**	**56,932**	**53,129**	**7.2%**
EBITDA margin	42.5%	37.8%	4.7p.p.	40.3%	38.5%	1.8p.p.
Capex	12,027	22,077	(45.5%)	28,523	36,867	(22.6%)
Capex intensity	22.7%	29.3%	(6.7p.p.)			
Mobile						
Total revenue	58,958	59,511	(0.9%)	120,601	117,861	2.3%
Service revenue	53,676	52,264	2.7%	106,682	103,565	3.0%
Data revenue	18,295	17,226	6.2%	36,297	33,955	6.9%
Subscribers (mln)	47.0	50.1	(6.1%)			
Data users (mln)	32.6	33.9	(3.9%)			
4G smartphone users (mln)	30.5	29.9	2.0%			
4G users (mln)	25.5	24.2	5.4%			
ARPU (RUB)	374	348	7.5%			
MOU (min)	306	321	(4.5%)			
Data Usage (GB/user)	15.1	12.5	20.9%			
4G coverage	90%	89%	1.0p.p.			
Fixed-line						
Total revenue	10,096	10,085	0.1%	20,676	20,138	2.7%
Service revenue	10,066	9,989	0.8%	20,609	19,730	4.5%
Broadband revenue	3,157	3,030	4.2%	6,292	5,954	5.7%
Broadband subscribers (mln)	2.9	2.9	2.5%			
Broadband ARPU (RUB)	357	353	1.1%			

Total revenue decreased by 0.8% YoY in 2Q22, impacted by a 28.3% decline in equipment revenues due to lower device sales. Service revenue increased 2.4% YoY with mobile service revenue up 2.7% YoY, supported by increased demand for mobile data, which grew 6.2% YoY and the continued execution of our inflationary pricing strategy. Mobile data volume increased 20.9% YoY, as Beeline continues to support the connectivity needs of its customers. The B2B business reported 5.7% YoY growth, while big data digital product revenues were particularly strong, with 87.4% YoY growth driven by revenue from advertising services following the acquisition of majority stake in OTM in 2Q21.

Total fixed-line revenue was supported by the growth of broadband revenue (+4.2% YoY) on the back of the ongoing expansion of Beeline Russia's broadband customer base.

EBITDA increased 11.6% YoY, reflecting the continued growth in high margin mobile services. This was supported by revised pricing for devices and optimized bundles, resulting in higher marginality.

Beeline Russia's total **mobile subscriber base** was 47.0 million at the end of the quarter, decreasing 6.1% YoY, as Beeline Russia continued to focus on improving the quality of the customer base. The strategic segment of 4G users grew 5.4% YoY, resulting in a 4G user base of 25.5 million. This contributed to increase in Beeline Russia's 4G penetration rate to 57.6%, which is 6.5 p.p. higher than the penetration rate at the end of 2Q21. The 4G expansion supported an increase in multiplay customers, which reached 26.5% penetration of the customer segment, and contributed to a further rise in mobile ARPU, which increased by 7.5% YoY.

Capex in 2Q22 was RUB 12.0 billion, down 45.5% YoY. In the same period of 2Q21, Beeline Russia was engaged in an intensive network rollout program. Capex intensity decreased by 6.7 p.p. YoY to 22.7%. Despite supply chain challenges following the introduction of sanctions and export control restrictions, Beeline Russia continues to focus on network quality, with 9.9% YoY growth in the number of 4G sites.

As of 30 June 2022, Beeline Russia had gross debt, excluding capitalised leases, of RUB 141 billion (c.USD 2.8 billion). This includes RUB 51 billion of intercompany debt (c.USD 1.0 billion). Beeline Russia held cash and cash equivalents of RUB 6.9 billion (c.USD 0.1 billion). Net debt of RUB 134 billion (c.USD 2.7 billion), and additional capitalised leases of RUB 143 billion (c.USD 2.8 billion). The leverage ratio excluding leases was 2.27x while post-IFRS16 leverage was 3.20x.

15

PAKISTAN

Double-digit growth continues as 4G penetration reaches 50%

PKR million	2Q22	2Q21	YoY	1H22	1H21	YoY
Total revenue	**63,528**	**57,164**	**11.1%**	**123,588**	**112,214**	**10.1%**
EBITDA	**29,721**	**24,817**	**19.8%**	**57,828**	**49,548**	**16.7%**
EBITDA margin	46.8%	43.4%	3.4p.p.	46.8%	44.2%	2.6p.p.
Capex	11,200	13,670	(18.1%)	26,069	28,302	(7.9%)
Capex intensity	20.6%	20.4%	0.2p.p.			
Mobile						
Total revenue	63,528	57,164	11.1%	123,588	112,214	10.1%
Service revenue	57,693	52,466	10.0%	112,033	102,890	8.9%
Data revenue	26,750	20,943	27.7%	51,376	41,398	24.1%
Customers (mln)	75.5	69.8	8.1%			
Data customers (mln)	52.5	48.4	8.5%			
4G Smartphone users (mln)	34.9	28.1	24.4%			
4G users (mln)	38.2	30.8	24.1%			
ARPU (PKR)	253	249	1.7%			
MOU (min)	423	450	(6.2%)			
Data usage (GB/user)	5.4	4.8	11.9%			
4G coverage	56%	55%	1.5p.p.			

Total revenue grew by 11.1% YoY in 2Q22, which was supported by 27.7% YoY growth in mobile data revenues and strong growth in subscribers. The increase in withholding tax from 10% to 15% on 16 January 2022 and the reduction in mobile termination rates from PKR 0.70 to PKR 0.50 were key headwinds, slowing revenue growth in the quarter.

EBITDA increased 19.8% YoY, supported by double-digit top line growth. YoY EBITDA growth was impacted by a number of one-off items, including a SIM tax reversal (c. PKR 3.0 billion) and ex-Warid license charges (c. PKR 4.3 billion) both in 2Q21. Adjusted for these one-off items, underlying EBITDA growth was 13.8% YoY. Strong EBITDA performance from Mobilink Bank in 2Q22 also contributed to this growth.

Good cost control supported EBITDA despite the impact of both the increase in diesel costs (+169% YoY), and electricity costs (+41% YoY) driven by higher energy prices.

Jazz's total **mobile subscriber base** grew by 8.1% YoY to 75.5 million. Continued expansion in the company's 4G user base was a key enabler as Jazz reached 38.2 million 4G users in 2Q22 (+24.1% YoY), reaching 50.6% 4G penetration.

Digital services remain a key focus area for Jazz. JazzCash reached 16.2 million MAUs (+23.2% YoY), and revenues grew by 58.9% YoY. LTM Gross Transaction Value was PKR 3.7 trillion, with a 29.3% YoY increase. This was supported by the continued expansion of the retail presence, reaching some 119,000 active agents (+44.9% YoY) and almost 157,000 active merchants (up 2.1 times YoY).

Jazz's self-care app, Jazz World, continued to enjoy strong customer adoption levels. Its MAUs increased by 27.5% YoY, reaching 11.1 million at the end of 2Q22.

Jazz's streaming and entertainment platform, Tamasha, enjoyed further growth, with the 1.6 million MAUs, an increase of 95.8% YoY, while usage time per user of 97 minutes was 8 times higher YoY.

Further popularization of digital services supported a 35.2% YoY increase in Jazz's multiplay customers (17.9% penetration), and these users generated 37.3% of revenues in the B2C segment.

Capex was PKR 11.2 billion in 2Q22, corresponding to capex intensity of 20.6%. Jazz added more than 400 new 4G sites in the quarter, supporting the overall network experience for its customers.

16

KAZAKHSTAN

Another strong quarter with revenue and EBITDA growth above 20%

KZT million	2Q22	2Q21	YoY	1H22	1H21	YoY
Total revenue	**70,716**	**58,855**	**20.2%**	**135,151**	**112,557**	**20.1%**
EBITDA	**39,092**	**30,796**	**26.9%**	**69,325**	**58,474**	**18.6%**
EBITDA margin	55.3%	52.3%	3.0p.p.	51.3%	52.0%	(0.7p.p.)
Capex	8,551	10,232	(16.4%)	15,112	18,883	(20.0%)
Capex intensity	20.3%	21.5%	(1.2p.p.)			
Mobile						
Total revenue	58,342	49,157	18.7%	106,683	93,647	13.9%
Service revenue	56,274	47,700	18.0%	101,993	90,677	12.5%
Data revenue	33,605	27,929	20.3%	58,947	52,086	13.2%
Customers (mln)	10.3	9.6	6.6%			
Data customers (mln)	8.3	7.4	11.9%			
4G Smartphone users (mln)	8.5	7.3	16.0%			
4G users (mln)	7.1	5.7	25.5%			
ARPU (KZT)	2,061	1,659	24.3%			
MOU (min)	298	334	(10.7%)			
Data usage (GB/user)	14.6	12.0	22.1%			
4G coverage	84.2%	78.5%	5.7p.p.			
Fixed-line						
Total revenue	12,374	9,698	27.6%	28,468	18,910	50.5%
Service revenue	12,341	9,649	27.9%	28,391	18,840	50.7%
Broadband revenue	4,815	4,465	7.8%	9,293	8,638	7.6%
Broadband customers (mln)	0.6	0.5	15.9%			
Broadband ARPU (KZT)	2,676	2,833	(5.6%)			

Total revenue increased by 20.2% YoY, with mobile revenue up by a strong 18.7% YoY. Mobile revenue growth was driven by higher mobile data revenue (+20.3% YoY). This follows the continued expansion of Beeline Kazakhstan's 4G user base (+25.5% YoY). 4G penetration increased by 10.5 p.p. YoY and at quarter-end accounted for 69.4% of the total customer base, in turn driving higher ARPU levels (+24.3% YoY). Fixed-line service revenue saw an increase of 27.6% YoY, following a 15.9% YoY increase in the customer base and inflationary pricing of tariffs.

EBITDA increased by 26.9% YoY, resulting in an EBITDA margin of 55.3%. In Kazakhstan in 2Q22, EBITDA was positively impacted by the reclassification of a prior period one-off cost. Adjusting for this, Beeline Kazakhstan's EBITDA grew by 20.4% YoY.

Despite 37.5% YoY growth in utility costs, EBITDA margin remained above 50.0% as Beeline Kazakhstan implemented cost management and inflationary pricing measures.

Beeline Kazakhstan's **digital services** continued to enjoy strong growth. The MyBeeline self-care app increased its MAUs by 41.7% YoY to 3.3 million. The BeeTV platform reached 600,000 MAUs (+49.7% YoY). Beeline Kazakhstan's dedicated digital operator and mobile OTT services provider, izi, also saw significant growth in its customer base, which rose 93.1% YoY to 122,000 monthly active subscribers.

Kazakhstan's first digital payment card, Simply, which Beeline Kazakhstan launched in June 2021, saw a further increase in its MAUs, reaching 115,000 by the end of 2Q22, with c. 27% of them being non-Beeline customers.

Multiplay customers increased 47.6% YoY and multiplay penetration reached 32.2%, contributing 45.9% of revenues in the B2C segment. This marked another quarter of strong execution by Beeline Kazakhstan in their digital operator strategy.

Capex was KZT 8.6 billion during the quarter, with capex intensity of 20.3%. Capex expenditure remained focused on expanding the 4G network to meet the continued increase in demand, including in remote and rural areas. Beeline Kazakhstan connected 455 rural settlements to its network during 2Q22.

17

BANGLADESH

Gaining market share with first quarter of double-digit topline growth

BDT million	2Q22	2Q21	YoY	1H22	1H21	YoY
Total revenue	**13,154**	**11,843**	**11.1%**	**25,573**	**23,283**	**9.8%**
EBITDA	**4,933**	**4,774**	**3.3%**	**9,682**	**9,472**	**2.2%**
EBITDA margin	37.5%	40.3%	(2.8p.p.)	37.9%	40.7%	(2.8p.p.)
Capex	5,043	1,319	282.2%	9,081	3,551	155.7%
Capex intensity	26.0%	20.0%	6.0p.p.			
Mobile						
Total revenue	13,154	11,843	11.1%	25,573	23,283	9.8%
Service revenue	12,923	11,620	11.2%	25,108	22,838	9.9%
Data revenue	4,141	3,379	22.5%	7,793	6,371	22.3%
Customers (mln)	36.3	34.4	5.6%			
Data customers (mln)	22.5	21.2	6.1%			
4G Smartphone users (mln)	14.2	10.9	30.6%			
4G users (mln)	13.5	9.9	36.3%			
ARPU (BDT)	119	113	5.6%			
MOU (min)	216	220	(1.9%)			
Data usage (GB/user)	4.6	3.5	30.4%			
4G coverage	77.4%	68.1%	9.3p.p.			

Total revenue increased 11.1%, almost double the revenue growth rate for the total market, as Banglalink continued to be the fastest growing mobile operator gaining revenue market share while, increasing ARPU (+5.6% YoY) and subscribers base (+5.6% YoY) in 2Q22. Banglalink's digital operator strategy, 4G focus and nation-wide expansion delivered results, increasing the number of data and, in particular, 4G users, while also driving a rise in demand for data. Mobile data usage grew 30.4% YoY, contributing to 22.5% YoY growth in mobile data revenue during 2Q22.

EBITDA increased 3.3% YoY in 2Q22, as investments continued to be made in 4G network expansion, customer acquisition and recently launched digital products.

Banglalink reported a 5.6% increase in its **mobile subscriber base** and, more importantly, a 36.3% growth in its 4G user base, which has now reached 13.5 million. This corresponds to 37.2% 4G user penetration and remains a key enabler of data services.

Banglalink's self-care app MyBanglalink recorded a 97.6% YoY increase in MAUs to 4.2 million, while its video streaming app Toffee closed the quarter with 6.8 million customers (+36.8% YoY) and with average daily active users up 98.4% YoY reaching 2.9 million.

The Banglalink multiplay customer base increased by 68.9% YoY and contributed to 20.4% of B2C revenue during 2Q22.

The recent acquisition of additional spectrum by Banglalink is supporting data service quality and driving improved NPS as Banglalink continues to have the fastest network in the country. It also ensures Banglalink's leading position in terms of spectrum per customer.

Capex in 2Q22 was BDT 5.0 billion, as investment in the 4G network continued. Banglalink delivered the fastest 4G network expansion in the Group, adding more than 2,400 new base stations this year.

Banglalink secured a BDT 12 billion (approximately USD 135 million) syndicated 5-year amortizing term loan agreement with leading local banks in Bangladesh. The funds will be utilized in 4G network expansion, spectrum acquisition, and other capital expenditures.

18

UZBEKISTAN

2nd consecutive quarter of 20%+ topline growth

UZS million	2Q22	2Q21	YoY	1H22	1H21	YoY
Total revenue	**619,985**	**495,241**	**25.2%**	**1,200,767**	**968,857**	**23.9%**
EBITDA	**502,030**	**189,027**	**165.6%**	**794,078**	**423,600**	**87.5%**
EBITDA margin	81.0%	38.2%	42.8p.p.	66.1%	43.7%	22.4p.p.
Capex	390,335	33,798	1054.9%	447,068	161,864	176.2%
Capex intensity	29.0%	22.0%	7.0p.p.			
Mobile						
Total revenue	618,199	492,266	25.6%	1,196,875	962,647	24.3%
Service revenue	618,028	492,148	25.6%	1,196,530	962,471	24.3%
Data revenue	425,649	323,147	31.7%	822,119	624,617	31.6%
Customers (mln)	7.8	6.8	14.5%			
Data customers (mln)	6.4	5.1	24.5%			
4G Smartphone users (mln)	4.8	4.0	19.5%			
4G users (mln)	4.8	3.6	32.9%			
ARPU (UZS)	26,606	23,932	11.2%			
MOU (min)	697	733	(4.8%)			
Data usage (GB/user)	6.8	4.9	39.2%			
4G coverage	67.0%	61.0%	6.0p.p.			

Beeline Uzbekistan reported its fourth consecutive quarter of double-digit growth, with **total revenue** rising by +25.2% YoY. Demand for mobile data remained solid, with total data usage increasing by 39.2% YoY, which corresponded to a 31.7% YoY rise in data revenue. As quality and services improve, customers are willing to pay for a better user experience increasing ARPU by 11.2% YoY.

EBITDA growth of 165.6% YoY was impacted by one-off provisions made in 2Q21 and in 2Q22. Adjusted for these one-offs, underlying EBITDA grew 4.5% YoY as Beeline Uzbekistan continued to build capacity for future growth and to serve its growing network.

Beeline Uzbekistan continued to expand its **4G user** base, which grew by 32.9% YoY during the quarter and now accounts for 62.3% of total customers. This growth was enabled by the continued expansion of Beeline Uzbekistan's 4G network in Uzbekistan, which at quarter-end reached 67.0% of the nation's population, representing an increase of 6.0 p.p. YoY.

Capex saw 1,054.9% growth in 2Q22 as Beeline Uzbekistan intensified its network rollout, with a 14.0% YoY increase in 4G base stations, and additionally recorded the acquisition of a new office building in the quarter. Adjusting for the acquisition of a new office building, operational capex intensity was 20.8%.

Continuous investments in network modernization have resulted in better quality of voice and data services. For the third consecutive quarter, Beeline Uzbekistan remained the market leader in terms of NPS, widening the gap to its nearest competitor from 2.3 in 1Q22 to 3.9 in 2Q22.

Beeline Uzbekistan is progressing with digital products for their B2C customers. Beepul has grown its monthly active user base by 60% YoY. In May 2022, Beeline Uzbekistan became a partner in a one-year Tumaris TECH program for women in IT. The program includes hackathons, workshops, accelerators, incubators and start-up exhibitions and aims to enhance diversity and inclusion in Uzbekistan.

CONFERENCE CALL INFORMATION

On 4 August 2022, VEON will host a conference call with senior management at 14:00 CEST (13:00 BST), which will be made available through a Zoom link and by telephone. The call details and slide presentation may be accessed at http://www.veon.com. To access the event, please use the following Zoom link or dial-in numbers:

ZOOM LINK
https://veon-global.zoom.us/j/96945657529?pwd=OERHZlEreDlCbDVBdVkvVlhEeUxsQT09
Meeting ID: 969 4565 7529
Passcode: 424232

DIAL-IN DETAILS

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+31202410288,,96945657529#,,,,*424232#	+31 20 241 0288	Netherlands
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Meeting ID: 969 4565 7529
Passcode: 424232
Find your local number: https://veon-global.zoom.us/u/abZWpUhVnk

We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in, then please use the dial-in details.

A recording of the conference call and the slide presentation will be available on VEON's website for 12 months after the end of the event. The slide presentation will also be available for download from VEON's website.

CONTACT INFORMATION
INVESTOR RELATIONS
Nik Kershaw
ir@veon.com

20 VEON’s results presented in this earnings release are, unless otherwise stated, based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, unlevered free cash flow, equity free cash flow, operational capex, capex intensity, local currency trends, and ARPU, is defined in Attachment A and reconciled with the comparable IFRS information in Attachment C. NONRECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 8 June 2022, VEON announced completion of the sale of VEON Georgia LLC, VEON’s operating subsidiary in Georgia. Georgia results were deconsolidated from VEON Group numbers following the date of sale. The Georgian operations do not contribute to either the comparison base or the actual reported numbers of customer base, 4G users and 4G penetration. Local currency year-on-year trends for 2Q22 and 6M22 disclosed in this earnings release exclude the impact of foreign currency movements (see full definition in Attachment A). Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the requirements of IFRS 5, become a discontinued operation, and is accounted for as “held for sale.” The sale remains highly probable and is expected to close in 3Q22 and as such, the classification as held-for-sale remains appropriate. The result is that the Algerian operations do not contribute to VEON’s comparison base or actual reported numbers, without any change in the net economic value of this business. PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS

21 This earnings release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this earnings release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the DISCLAIMER

22 U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

23 CONTENT OF THE ATTACHMENTS Attachment A Definitions 24 Attachment B Customers 26 Attachment C Reconciliation tables 26 Attachment D Average rates of functional currencies to USD 28 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2022.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/ ATTACHMENTS

24 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, a discontinued operation, and is accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure is presented in the ‘reconciliation tables’ section in Attachment C below. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Algeria as a discontinued operation.

25 Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ” represents transactions related to management activities within the group in Amsterdam and London.

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ATTACHMENT B: CUSTOMERS

USD million	Mobile 2Q22	Mobile 1Q22	Mobile 2Q21	Mobile QoQ	Mobile YoY	Fixed-line broadband 2Q22	Fixed-line broadband 1Q22	Fixed-line broadband 2Q21	Fixed-line broadband QoQ	Fixed-line broadband YoY
Russia	47.0	48.5	50.1	(3.0%)	(6.1%)	2.9	3.0	2.9	(0.4%)	2.4%
Pakistan	75.5	75.0	69.8	0.7%	8.1%					
Ukraine	24.8	26.1	25.9	(4.9%)	(4.3%)	1.2	1.2	1.2	(4.1%)	(0.4%)
Bangladesh	36.3	35.9	34.4	1.0%	5.6%					
Kazakhstan	10.3	10.1	9.6	1.6%	6.6%	0.6	0.6	0.5	2.6%	15.9%
Uzbekistan	7.8	7.6	6.8	2.6%	14.5%					
Other	2.1	2.0	1.8	6.7%	15.8%					
Total	203.7	205.1	198.4	(0.7%)	2.7%	4.7	4.7	4.6	(1.0%)	3.2%

Note: The Algerian and Georgian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	2Q22	2Q21	1H22	1H21
Unaudited				
EBITDA	913	808	1,686	1,615
Depreciation	(420)	(375)	(780)	(752)
Amortization	(86)	(75)	(173)	(141)
Impairment gain/(loss)	(14)	(3)	(486)	(5)
Gain/(loss) on disposals of non-current assets	(24)	(0)	(15)	(4)
Operating profit	369	355	233	714
Financial income and expenses:	(216)	(153)	(386)	(315)
– Including finance income	7	3	13	5
– Including finance expenses	(222)	(157)	(399)	(321)
Net foreign exchange (loss)/gain and others:	49	3	173	18
– Including other non-operating (losses)/gains	(12)	2	1	7
– Including net foreign exchange gain/(loss)	61	1	172	11
Profit before tax	203	205	20	417
Income tax gain/(expense)	(81)	(85)	(55)	(172)
Profit/(loss) from discontinued operations	61	8	122	20
Profit/(loss) for the period	183	127	86	265
– Of which profit/(loss) attributable to non-controlling interest	48	27	92	35
– Of which profit/(loss) attributable to VEON shareholders	135	101	(5)	230

RECONCILIATION OF CAPEX

USD million, unaudited	2Q22	2Q21	1H22	1H21
Capex	382	487	750	879
Adding back purchase of licenses	219	85	222	118
Difference in timing between accrual and payment for capital expenditures	121	(129)	256	(16)
Cash paid for capital expenditures	722	443	1,227	981

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RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES

2Q22 COMPARED TO 2Q21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	(0.8%)	13.0%	12.2%	11.6%	15.2%	26.7%
Pakistan	11.1%	(23.3%)	(12.1%)	19.8%	(25.2%)	(5.4%)
Ukraine	3.9%	(5.9%)	(2.0%)	(4.8%)	(5.4%)	(10.2%)
Bangladesh	11.1%	(4.8%)	6.3%	3.3%	(4.4%)	(1.1%)
Kazakhstan	20.2%	(3.8%)	16.3%	26.9%	(4.0%)	23.0%
Uzbekistan	25.2%	(6.5%)	18.7%	165.6%	(12.3%)	153.3%
Total	6.0%	(0.4%)	5.6%	14.1%	(1.2%)	13.0%

1H22 COMPARED TO 1H21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	2.4%	0.4%	2.8%	7.2%	1.4%	8.5%
Pakistan	10.1%	(17.6%)	(7.5%)	16.7%	(18.8%)	(2.1%)
Ukraine	9.4%	(4.2%)	5.1%	(0.2%)	(3.8%)	(4.0%)
Bangladesh	9.8%	(3.3%)	6.6%	2.2%	(3.0%)	(0.8%)
Kazakhstan	20.1%	(6.5%)	13.6%	18.6%	(6.6%)	11.9%
Uzbekistan	23.9%	(5.8%)	18.1%	87.5%	(8.5%)	79.0%
Total	7.9%	(5.2%)	2.7%	9.9%	(5.5%)	4.4%

RECONCILIATION OF NET DEBT

USD million	30 June 2022	31 March 2022	31 December 2021
Net debt excluding banking operations in Pakistan	9,969	7,780	8,123
Cash and cash equivalents*	2,339	1,977	2,252
Deposits in MMBL and JazzCash in Pakistan	(59)	(101)	(120)
Long - term and short-term deposits	6	5	2
Gross debt	12,256	9,661	10,258
Interest accrued related to financial liabilities	101	110	90
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(19)	(15)	(15)
Derivatives not designated as hedges	27	14	16
Derivatives designated as hedges	8	2	8
Other financial liabilities	1	0	1
Total financial liabilities	12,374	9,773	10,357

*In 2Q22 cash and cash equivalents include an amount of USD 42 million relating to banking operations in Pakistan

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EBITDA RECONCILIATION ON COUNTRY LEVEL

2Q 2022

USD million	Russia	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	449	152	156	56	88	45	9	(43)	913
Less									
Depreciation	(275)	(48)	(28)	(36)	(18)	(10)	(5)	(1)	(420)
Amortization	(36)	(15)	(13)	(13)	(7)	(1)	(1)	(1)	(86)
Impairment loss	(1)	-	(12)	(1)	(0)	-	(0)	0	(14)
Loss on disposals of non-current assets	8	(0)	(0)	0	(0)	(0)	0	0	7
Gains/(losses) on sale of investments in subsidiaries	-							(31)	(31)
Operating profit	146	89	102	6	63	35	3	(76)	369

6M 2022

USD million	Russia	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	776	310	326	111	154	72	17	(81)	1,686
Less									
Depreciation	(494)	(99)	(59)	(66)	(34)	(17)	(11)	1	(780)
Amortization	(69)	(31)	(27)	(27)	(15)	(2)	(1)	(1)	(173)
Impairment loss	(452)	-	(33)	(1)	(1)	-	(0)	1	(486)
Loss on disposals of non-current assets	17	1	(1)	0	(0)	(1)	0	(0)	16
Gains/(losses) on sale of investments in subsidiaries	(1)							(31)	(32)
Operating profit	(222)	181	207	17	104	52	4	(112)	233

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	2Q22	2Q21	YoY	2Q22	2Q21	YoY
Russian Ruble	66.63	74.22	10.2%	51.16	72.37	29.3%
Algeria Dinar	145.08	133.37	(8.8%)	146.20	134.44	(8.7%)
Pakistan Rupee	194.85	154.32	(26.3%)	204.08	157.75	(29.4%)
Bangladeshi Taka	88.69	84.75	(4.6%)	93.30	84.81	(10.0%)
Ukraine Hryvnia	29.25	27.59	(6.0%)	29.25	27.18	(7.6%)
Kazakhstan Tenge	442.75	428.41	(3.3%)	465.08	427.79	(8.7%)
Uzbekistan Som	11,127.06	10,542.63	(5.5%)	10,860.25	10,605.30	(2.4%)
Kyrgyzstan Som	81.68	84.54	3.4%	79.50	84.66	6.1%
Georgia Lari	3.00	3.33	9.9%	2.93	3.16	7.3%

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